Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-255862

Supplementing the Prospectus Supplement

dated May 7, 2021 (to Prospectus dated May 7, 2021)

AIR LEASE CORPORATION

$600,000,000 FLOATING RATE MEDIUM-TERM NOTES, SERIES A, DUE DECEMBER 15, 2022

PRICING TERM SHEET

DATE: MAY 27, 2021

Issuer:	Air Lease Corporation

Ratings*:	Standard & Poor’s Ratings Services: BBB (stable) Fitch Ratings: BBB (negative outlook) Kroll Bond Rating Agency: A- (negative outlook)

Security Description:	Floating Rate Medium-Term Notes, Series A, due December 15, 2022 (“Notes”)

CUSIP:	00914AAN2

ISIN:	US00914AAN28

Principal Amount:	$600,000,000

Underwriting Discount	0.180% per Note

Net Proceeds (before expenses):	$598,920,000

Trade Date:	May 27, 2021

Settlement Date:

June 4, 2021 (T+5)

The Issuer expects that delivery of the Notes will be made to investors on the Settlement Date, which will be the fifth business day following the date hereof (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Maturity Date:	December 15, 2022

Issue Price:	100.00% of face amount

Interest Calculation:	Regular Floating Rate Note

Interest Rate Basis:	LIBOR

Designated LIBOR Page:	Reuters Page LIBOR01

Index Currency:	U.S. dollars

Index Maturity/Designated LIBOR Maturity Index:	3 months

Spread:	+35 basis points

Initial Interest Rate:	The initial interest rate will be based on three-month LIBOR determined on June 2, 2021 plus the Spread, accruing from and including the Settlement Date.

First Interest Reset Date:	September 15, 2021

Interest Reset Dates:	The First Interest Reset Date and thereafter, each Interest Payment Date. Newly reset interest rates shall apply beginning on and including the Interest Reset Date to, but excluding, the next Interest Payment Date.

Interest Reset Period:	Quarterly

Interest Determination Date:	The second London Banking Day preceding each Interest Reset Date

Interest Payment Dates:	March 15, June 15, September 15 and December 15, commencing September 15, 2021 (long first coupon) and on the Maturity Date

Regular Record Dates:	Every March 1, June 1, September 1 and December 1, whether or not a Business Day, immediately preceding the related Interest Payment Date

Minimum Interest Rate:	0.000%

Day Count Convention:	Actual/360

Business Day Convention:	Modified Following Business Day Convention; If any Interest Reset Date for the Notes would otherwise be a day that is not a Business Day, the applicable Interest Reset Date will be postponed to the next succeeding day that is a Business Day, except if the Business Day falls in the next succeeding calendar month, the applicable Interest Reset Date will be the immediately preceding Business Day (the “Modified Following Business Day Convention”).

Optional Redemption:	Not Applicable

Change of Control Repurchase Event:	Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.

Denominations/Multiples:	$2,000 x $1,000

Calculation Agent:	Deutsche Bank Trust Company Americas

Governing Law:	New York

Joint Book Running Managers:	BofA Securities, Inc. MUFG Securities Americas Inc. Wells Fargo Securities, LLC

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Investing in the Notes involves a number of risks. See “Risk Factors” included or incorporated by reference in the related prospectus supplement dated May 7, 2021 and the related prospectus dated May 7, 2021.

The Issuer has filed a registration statement (including a prospectus) and a related prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement, including the documents incorporated by reference in each of these filings for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the related prospectus and the related prospectus supplement if you request them by contacting: (i) BofA Securities, Inc. toll-free at 1-800-294-1322, (ii) MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or (iii) Wells Fargo Securities, LLC toll free at 1-800-645-3751.

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